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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GT Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12130 Millennium Drive - Suite 300
(No. and Street)

Los Angeles	CA	90094
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Turo	310-846-5004	jay.turo@gtsecurities.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, Main Ring Road	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Turo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GT Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: James Turo

Title: Managing Director

see attached certificate

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT | **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 8 (*Date*) day of February (*Month*), 20 24 (*Year*), by

(1) James Turo

(and 2) —,

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DARRYL TUREAUD
Comm. No. 2441484
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. APR. 13, 2027
CMD-1

Signature [signature]

Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2/8/2024 Number of Pages: ______

Signer(s) Other Than Named Above: ______

GT Securities, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2023

Contents

GT Securities, Inc.

Independent Auditor’s Opinion

For the Year-ended December 31, 2023

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Shareholders and Board of directors of GT Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G.T. Securities, Inc. (the "Company") as of December 31, 2023 and the related statements of operations, changes in stockholder's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2019.

New Delhi, India
March 19, 2024

GT Securities, Inc.

Financial Statements

For the Year-ended December 31, 2023

GT Securities, Inc.
Statement of Financial Condition
As of December 31, 2023

ASSETS		
Current Assets		
Cash and Cash Equivalents	$	919,380
Accounts Receivable	$	76,218
Other Current Assets		
Investment	$	3,418,765
Advances and loans	$	116,770
Other Current assets	$	5,666
Total Current Assets	**$**	**4,536,799**
TOTAL ASSETS	**$**	**4,536,799**
LIABILITIES AND EQUITY		
Liabilities		
Long-Term Liabilities		
Loan Payable	$	497,000
Total Long-Term Liabilities	**$**	**497,000**
Current Liabilities		
Accounts Payable and Accrued expense	$	401,795
Total Current Liabilities	**$**	**401,795**
Total Liabilities	**$**	**898,795**
Equity		
Retained Earnings	$	3,616,004
Capital Stock	$	20,000
Additional Paid-In Capital	$	2,000
Total Equity	**$**	**3,638,004**
TOTAL LIABILITIES AND EQUITY	**$**	**4,536,799**

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Statement of Operations
For the year ended December 31, 2023

Revenue		
Consulting Income	$	20,468,939
Affiliate Fees	$	508,883
Reimbursed Expenses	$	82,268
Other Income	$	420,313
Total Revenue	**$**	**21,480,403**
Expenses		
Dues and Subscriptions	$	80,979
Insurance	$	57,798
Loan Interest	$	12,914
Licenses and Permits	$	129,825
Professional Fees	$	17,182
Marketing	$	1,486,401
Taxes	$	4,416
Affiliates Fees	$	16,430,779
RIA Expense	$	15,000
Allowance for Accounts Receivables	$	1,295,321
Other General & Administrative Expense	$	36,480
Total Expenses	**$**	**19,567,095**
Net Operating Income	**$**	**1,913,308**
Total Income before Income tax	**$**	**1,913,308**
Provision for Income tax	$	401,795
Net income	**$**	**1,511,513**

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2023

Particulars		**Amounts**
Cash Flows from Operating Activities		
Net Income	$	1,913,308
Adjustments:		
SBA loan interest	$	12,914
Working Capital Adjustments:		
Decrease in Loans and advances	$	24,726
Increase in Accounts receivable	$	(46,218)
Decrease in Other current assets	$	164
Decrease in Accounts Payable	$	(3,967)
Net cash provided by operating activities	**$**	**1,900,927**
Cash flows from Investing Activities		
Vanguard Investment Account	$	(626,315)
Net cash used by investing activities	**$**	**(626,315)**
Cash flows from Financing Activities		
SBA Loan Payable	$	(19,144)
Interest on Loan	$	(12,914)
Distribution	$	(420,755)
Net cash used by financing activities	**$**	**(452,813)**
Net increase (decrease) in cash for the period	$	821,799
Cash at beginning of the period	**$**	**97,581**
Cash at the end of period	**$**	**919,380**

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Statement of Changes in stockholders' equity,
As of and For the Year-Ended December 31, 2023

Particulars	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at 12/31/22	$2,000	$20,000	$2,525,246	$2,547,246
Total Net Income	$ -	$ -	$1,511,513	$1,511,513
Distributions	$ -	$ -	($420,755)	($420,755)
Balance at 12/31/23	**$2,000**	**$20,000**	**$3,616,004**	**$3,638,004**

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Growthink Securities, Inc. is a California Corporation incorporated on December 6, 2001 and changed its name on July 26, 2012, to GT Securities, Inc. (the "Company"). The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company engages in private placements of securities and market research for raising capital. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold customer funds or securities.

Effective as of January 1, 2009, the two individuals previously owning 100% of the Company transferred ownership to Growthink, Inc., ("Parent") which now owns 100% of the Company. Those individuals own a majority interest with the remaining ownership distributed among other outside shareholders.

The Company is a wholly-owned subsidiary of Growthink, Inc. (the "Parent").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including financial advisory services and investment banking services.

Under its membership agreement with FINRA, the Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not need to claim an exemption from SEA Rule 15c3-3 and instead relies upon under the ”Non-Covered Firm” provision.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from customers are stated at net amount after adjusting allowance for doubtful accounts.

Advisory and consulting fees are recognized when earned, which generally coincides with the consummation of the underlying transaction.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Management evaluated subsequent events through March 19, 2024 the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

Note 2: INCOME TAXES

As discussed in Note I, the Company is a Wholly-owned subsidiary and is included in the consolidated income tax returns filed by its Parent. The below mentioned tax liability was calculated as the Company has filed separate tax return separate income tax returns.

The Company has not recognized any deferred taxes for the current year since the parent company has also incurred losses and is not likely to recognize tax benefits arising from the carry forward of net operating losses of the Company.

As of December 31, 2023, the Company's provision for income taxes was as follows:

	Amounts
Federal Provision	
Current income tax expense	$401,795
Deferred tax expense (benefit)	$ -
State Provision	$ -
Total provision for income taxes	**$401,795**

Note 3: REIMBURSED EXPENSES

During the course of conducting advisory engagements, the Company may incur out of pocket expenses that are later reimbursed by its clients. Reimbursements are recorded separately.

Note 4: RELATED PARTY TRANSACTIONS

a) During, the year the company has entered into a related party transaction with the firm's parent Growthink Inc., in the amount of $1,068,071, and with the Firm's CEO in the amount of $150,000.

b) During the FY 2022, the Company has given a loan to its CEO amounting to $160,000 at 3% interest rate. The loan has outstanding balance of $ 116,770 as of December 31, 2023

Note 5: LITIGATION

The Company is, as a normal course of its business, infrequently involved in disputes that might expose it to legal expenses and litigation risk. The Company, to the best of its knowledge, currently does not have any matters of this type that could result in a material adverse impact at this time.

Note 6: REVENUE

During the year, the Company has recognized a consulting income of $21,060,090 representing Consulting fees affiliate fees and reimbursed expense earned from its revenue agreements with its clients. Considering the uncertainty regarding the collection of revenue the Company has written off the most doubtful receivables as bad debt of $1,992,346 at the end of the fiscal year.

Note 6: ACCOUNTS RECEIVABLE

The Company has shown Accounts Receivable net of provision.

Particulars	**Amount ($)**
Gross balance of accounts Receivables	$2,068,564
Less:- Bad debts booked during the current year.	$1,295,321
Less:- Reversal of allowance for Accounts Receivables	$697,025
Balance as on December 31, 2023	**$ 76,218**

Note 7: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2023, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2023, various ASUs were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases to determine relevance to the Company's operations and the Company believes that there were no significant impact of ASUs which needs to be separately disclosed in the notes to accounts.

Note 8: NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of consulting fees and reimbursable fees. Such fees are recognized at the point in time when the Company’s performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

GT Securities, Inc.

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2023

GT Securities, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2023
Schedule - I

Computation of Net Capital

Total Stockholder's Equity		$ 3,638,004
Non-Allowable Assets		$ 198,654
Haircuts on Securities Positions		
	Securities Haircuts	$ 512,815
	Undue Concentration Charges	$ -
Net Allowable Capital		$ 2,926,535

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 59,920
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 59,920
Excess Net Capital	$ 2,866,615

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 898,795
Percentage of Aggregate Indebtedness to Net Capital	30.71%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of 12/31/2023	$ 3,638,004
Adjustments	
Increase (Decrease) in Equity	$
(Increase) Decrease in Non-Allowable Assets	$ (198,654)
(Increase) Decrease in Securities Haircuts	$ (512,815)
(Increase) Decrease in Undue Concentration Charges	$ -
Net Capital per Audit	$ 2,926,535
Reconciled Difference	$ -

GT Securities, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2023

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $2,926,535 which was $2,866,615 in excess of its required net capital of $59,920. The Company's ratio of aggregate indebtedness to net capital was 30.71%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not need to claim an exemption from SEA Rule 15c3-3 and instead relies upon under the "Non-Covered Firm" provision.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

GT Securities, Inc.

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2023

Independent Public Accountants Review Report on GT Securities, Inc.'s Exemption

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of directors of GT Securities, Inc.

We have reviewed GT Securities, Inc.'s statement, included in the accompanying GT Securities, Inc.'s Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to private placement of securities and financial advisory services and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts {as defined in Rule 15c3-3} throughout the most recent fiscal year ended December 31, 2023, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R.§240.17a-5 throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
March 19, 2024

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

GT Securities, Inc.
12130 Millennium Drive - Suite 300
Los Angeles, CA 90094

February 6, 2024

Mr. Ankit Jain
Mercurius & Associates LI P
A-94/ 8, Wazirpur Industrial Area, Main Ring Road
New Delhi-110052, INDIA

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief GT Securities, Inc.:

1. The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on foot note 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not need to claim an exemption from SEA Rule 15c3-3 and instead relies upon under the "Non-Covered Firm" provision.

2. We have no exceptions to report this fiscal year.

Regards,

James Turo
President
GT Securities, Inc.

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report on Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of GT Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of GT Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with applicable instruction on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedure we performed and the associated findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries noting no differences;
2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2023, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for

the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
March 19, 2024

GT Securities, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2023

SIPC Reconciliation:

Total Revenue					$21,295,261
Deduction					14,118,523
SIPC Net revenue					7,176,738
Amount due per General assessment @.0015					$10,765
Form	**Filling date**	**Check number**	**Filed/paid to**	**Amount paid**	
SIPC-6	7/19/2023	2195	SIPC	$3,635	
SIPC-7	2/2/2024	ACH	SIPC	$7,124	
Total amount paid					$10,765
Over payment (Under payment)					-